UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
Of the Securities Exchange Act of 1934
(Amendment No. 3)

OSI PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

2% Convertible Senior Subordinated Notes due 2025
3% Convertible Senior Subordinated Notes due 2038
(Titles of Class of Securities)

671040 AF0
671040 AE3
671040 AG8
671040 AH6
(CUSIP Number of Class of Securities)

Barbara A. Wood, Esq.
Senior Vice President, General Counsel and Secretary
420 Saw Mill River Road
Ardsley, NY 10502
(914) 231-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Persons)

With a copy to:
Craigh Leonard, Esq.
Morrison & Foerster LLP
1290 Avenue of the Americas
New York, New York 10104
(212) 468 8007
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$275,547,050	$19,647.00

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of $115 million aggregate principal amount of the 2% Convertible Senior Subordinated Notes due 2025 at the purchase price of $1,002.67 per $1,000 of Notes outstanding as of June 15, 2010 and $160 million aggregate principal amount of the 3% Convertible Senior Subordinated Notes due 2038 at the purchase price of $1,001.50 per $1,000 of Notes outstanding as of June 15, 2010.

**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $19,647.000	Filing Party: OSI Pharmaceuticals, Inc.
Form or Registration No.: SC TO	Date Filed: June 17, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
          This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by OSI Pharmaceuticals, Inc., a Delaware corporation (the “Company”) with the Securities and Exchange Commission (the “SEC”) on June 17, 2010 (as amended and supplemented, the “Schedule TO”), in connection with the Company’s Offer to Purchase for cash, any and all of the Company’s outstanding 2% Convertible Senior Subordinated Notes due 2025 (the “2% Notes”) each at a price of $1,000 per $1,000 in principal amount tendered, plus accrued and unpaid interest to, but excluding, the purchase date and on the terms and subject to the conditions set forth in the Offer to Purchase, dated June 17, 2010, relating to the 2% Notes as amended and supplemented (the “2% Notes Offer to Purchase”) and in connection with the Company’s Offer to Purchase for cash any and all of the Company’s outstanding 3% Convertible Senior Subordinated Notes due 2038 (the “3% Notes”) each at a price of $1,000 per $1,000 in principal amount tendered plus accrued and unpaid interest to, but excluding, the purchase date and on the terms and subject to the conditions set forth in the Offer to Purchase, dated June 17, 2010, relating to the 3% Notes as amended and supplemented and as amended and supplemented by the Second Supplement thereto, dated July 13, 2010 (the “3% Notes Second Supplement”) filed as Exhibit (a)(1)(E) hereto (as so amended and supplemented, the “3% Notes Offer to Purchase” and, collectively with the 2% Notes Offer to Purchase, the “Offers to Purchase”). All capitalized terms used in this Amendment No. 3 and not otherwise defined have the respective meanings ascribed to them in the Offers to Purchase.
          The information set forth in the 2% Notes Offer to Purchase and the 3% Notes Offer to Purchase, including the Schedules thereto, is hereby incorporated by reference in response to items 1 through 13 of this Schedule TO. This Schedule TO and the Offers to Purchase are intended to satisfy the filing and disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Items 1 through 9 and Item 11.
          Items 1 through 9 and item 11 are hereby amended and supplemented insofar as they relate to the 2% Notes Offer to Purchase to include the following:
          As of July 9, 2010, all $115 million outstanding principal amount of outstanding 2% Notes had been surrendered for conversion. Pursuant to the Indenture governing the 2% Notes, none of the 2% Notes remain outstanding and the former Holders of such Notes no longer have any Purchase Rights relating thereto. As a result, the Company has terminated its Offer to Purchase the 2% Notes and issued a press release in connection therewith. No 2% Notes were tendered to be accepted for payment by the Company pursuant to the Purchase Right relating to the 2% Notes.

          Items 1 through 13 are hereby amended and supplemental insofar as they relate to the 3% Notes Offer to Purchase as follows:
Item 1. Summary Term Sheet.
          The information set forth in the section of the 3% Notes Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.
Item 2. Subject Company Information.
          (a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is OSI Pharmaceuticals, Inc., a Delaware corporation. OSI Pharmaceuticals’ principal executive offices are located at 420 Saw Mill River Road, Ardsley, NY 10502. OSI Pharmaceuticals’ telephone number at such address is (914) 231-8000.
          (b) The information set forth in the section of the 3% Notes Offer to Purchase under “Important Information Concerning the Purchase Right — Section 3 — Information Concerning the Notes” is incorporated herein by reference.
          (c) The information set forth in the section of the 3% Notes Offer to Purchase entitled “Important Information Concerning the Purchase Right — Section 3 — Information Concerning the Notes — 3.4. Market for the Notes and the Common Stock” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
          (a) The Company is the filing person and the subject company. The Company’s address and telephone number are set forth in Item 2 above. The information set forth in the section of each of the Offers to Purchase entitled “Important Information Concerning the Purchase Right — Section 9 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” is incorporated herein by reference.
Item 4. Terms of the Transaction.
          (a) The following sections of the 3% Notes Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference.
•	“Summary Term Sheet”;

•	“Important Information Concerning the Purchase Right — Section 3 — Information Concerning the Notes”;

•	“Important Information Concerning the Purchase Right — Section 4 — Procedures to Be Followed by Holders Electing to Tender Notes for Purchase”;

•	“Important Information Concerning the Purchase Right — Section 5 — Right of Withdrawal”;

•	“Important Information Concerning the Purchase Right — Section 6 — Payment for Tendered Notes; Source and Amount of Funds”;

•	“Important Information Concerning the Purchase Right — Section 7 — Cancellation of Notes Acquired”;

•	“Important Information Concerning the Purchase Right — Section 8 — Departure of Directors and Other Changes Related to the Tender Offer Completion and the Merger”;

•	“Important Information Concerning the Purchase Right — Section 9 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes”;

•	“Important Information Concerning the Purchase Right — Section 12 — Certain United States Tax Considerations”;

•	“Important Information Concerning the Purchase Right — Section 10 — Agreements Involving the Company’s Securities”; and

•	“Important Information Concerning the Purchase Right — Section 11 — Purchases of Notes by the Company and its Affiliates.”
          (b) The information set forth in the 3% Notes Offer to Purchase under “Important Information Concerning the Purchase Right — Section 9 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes”, “Important Information Concerning the Purchase Right — Section 10 — Agreements Involving the Company’s Securities”, and “Important Information Concerning the Purchase Right — Section 11 — Purchases of Notes by the Company and its Affiliates” is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
          (e) See “Important Information Concerning the Purchase Right — Section 10 — Agreements Involving the Company’s Securities” in the 3% Notes Offer to Purchase.
Item 6. Purposes of the Transaction and Plans or Proposals.
          (a), (b) and (c)(1)-(10) The information set forth in the 3% Notes Offer to Purchase under “Summary Term Sheet”; “Important Information Concerning the Purchase Right — Section 1 — Information Concerning the Company”; “Important Information Concerning the Purchase Right — Section 3.1 — The Company’s Obligation to Purchase the Notes”; “Important Information Concerning the Purchase Right — Section 7 — Cancellation of Notes Acquired”; “Important Information Concerning the Purchase Right — Section 8 — Certain Changes Related to the Tender Completion and the Merger” and “Important Information Concerning the Purchase Right —Section 13 — Additional Information” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.
          (a) The information set forth in the 3% Notes Offer to Purchase under “Important Information Concerning the Purchase Right — Section 6 — Payment for Tendered Notes; Source and Amount of Funds” is incorporated herein by reference.
          (b) Not applicable
          (c) Not applicable
          (d) The information set forth in the 3% Notes Offer to Purchase under “Important Information Concerning the Purchase Right — Section 6 — Payment for Tendered Notes; Source and Amount of Funds” is incorporated herein by reference.
Item 8. Interest in Securities of the Subject Company.
          (a) The information set forth in the 3% Notes Offer to Purchase under “Important Information Concerning the Purchase Right — Section 9 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” is incorporated herein by reference.
          (b) The information set forth in the 3% Notes Offer to Purchase under “Important Information Concerning the Purchase Right — Section 9 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
          (a) The information set forth in the 3% Notes Offer to Purchase under “Important Information Concerning the Purchase Right — Section 14 — No Solicitations” is incorporated herein by reference.
Item 10. Financial Statements.
          (a) and (b) not applicable.
Item 11. Additional Information.
          (a) The information set forth in the 3% Notes Offer to Purchase under “Important Information Concerning the Purchase Right — Section 1 — Information Concerning the Company”; “Important Information Concerning the Purchase Right — Section 9 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes”; “Important Information Concerning the Purchase Right — Section 10 — Agreements Involving the Company’s Securities” and “Important Information Concerning the Purchase Right — Section 13 — Additional Information” is incorporated herein by reference.

          (b) The information set forth in the 2% Notes Offer to Purchase and the 3% Notes Offer to Purchase, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated hereto by reference.
Item 12. Exhibits.
          Item 12 of Schedule TO is hereby amended and restated in its entirety as follows:

Exhibit No.	Description of Document

(a)(1)(A)*	2% Notes Offer to Purchase, dated June 17, 2010

(a)(1)(B)*	3% Notes Offer to Purchase, dated June 17, 2010

(a)(1)(C)*	Supplement to 2% Notes Offer to Purchase, dated June 29, 2010.

(a)(1)(D)*	Supplement to 3% Notes Offer to Purchase, dated June 29, 2010.

(a)(1)(E)**	3% Notes Second Supplement to Offer to Purchase, dated July 13, 2010.

(a)(5)(A)*	2% Notes Fundamental Change Company Notice and Notice of Conversion, dated June 18, 2010.

(a)(5)(B)*	Press Release of the Company relating to Occurrence of a Fundamental Change for Convertible Notes, dated June 18, 2010.

(a)(5)(C)*	Amended and Restated Form of Fundamental Change Purchase Notice for 2% Notes.

(a)(5)(D)*	Amended and Restated Form of Fundamental Change Purchase Notice for 3% Notes.

(a)(5)(E)**	Second Amended and Restated Form of Fundamental Change Purchase Notice for 3% Notes.

(a)(5)(F)**	Press release of the Company relating to the termination of the 2% Notes Offer to Purchase and the Expiration Time of 3% Notes Purchase Right.

(d)(1)*
Indenture, dated December 21, 2005, by and between OSI Pharmaceuticals, Inc. and The Bank of New York Mellon (formerly known as The Bank of New York), filed by the Company as an exhibit to the Form 8-K filed on December 28, 2005 (file no. 000-15190), and incorporated herein by reference.

(d)(2)*
Indenture, dated January 9, 2008, by and between OSI Pharmaceuticals, Inc. and The Bank of New York Mellon (formerly known as The Bank of New York), filed by the Company as an exhibit to the Form 8-K filed on January 15, 2008 (file no. 000-15190), and incorporated herein by reference.

*	Previously filed

**	Filed herewith
Item 13. Information Required by Schedule 13E-3
          Not applicable.

SIGNATURE
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 13, 2010	OSI Pharmaceuticals, Inc.

	By:	/s/ Barbara A. Wood
	Name:	Barbara A. Wood
	Title:	Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description of Document

(a)(1)(A)*	2% Notes Offer to Purchase, dated June 17, 2010

(a)(1)(B)*	3% Notes Offer to Purchase, dated June 17, 2010

(a)(1)(C)*	Supplement to 2% Notes Offer to Purchase, dated June 29, 2010.

(a)(1)(D)*	Supplement to 3% Notes Offer to Purchase, dated June 29, 2010.

(a)(1)(E)**	3% Notes Second Supplement to Offer to Purchase, dated July 13, 2010.

(a)(5)(A)*	2% Notes Fundamental Change Company Notice and Notice of Conversion, dated June 18, 2010.

(a)(5)(B)*	Press Release of the Company relating to Occurrence of a Fundamental Change for Convertible Notes, dated June 18, 2010.

(a)(5)(C)*	Amended and Restated Form of Fundamental Change Purchase Notice for 2% Notes.

(a)(5)(D)*	Amended and Restated Form of Fundamental Change Purchase Notice for 3% Notes.

(a)(5)(E)**	Second Amended and Restated Form of Fundamental Change Purchase Notice for 3% Notes.

(a)(5)(F)**	Press release of the Company relating to the termination of the 2% Notes Offer to Purchase and the Expiration Time of 3% Notes Purchase Right.

(d)(1)*
Indenture, dated December 21, 2005, by and between OSI Pharmaceuticals, Inc. and The Bank of New York Mellon (formerly known as The Bank of New York), filed by the Company as an exhibit to the Form 8-K filed on December 28, 2005 (file no. 000-15190), and incorporated herein by reference.

(d)(2)*
Indenture, dated January 9, 2008, by and between OSI Pharmaceuticals, Inc. and The Bank of New York Mellon (formerly known as The Bank of New York), filed by the Company as an exhibit to the Form 8-K filed on January 15, 2008 (file no. 000-15190), and incorporated herein by reference.

*	Previously filed.

**	Filed herewith.